Exhibit 99.1

Scorpio Bulkers Inc. Announces Vessel Price Reductions and Authority to Repurchase its 7.5% Senior Notes
MONACO--(Marketwired - December 12, 2016) - Scorpio Bulkers, Inc. (NYSE: SALT) (the "Company") announced today that with reference to the existing newbuilding orders it has reached agreements with a shipyard to reduce the price to be paid under the shipbuilding contracts of two Kamsarmax vessels that are to be delivered between Q1 2017 and Q2 2017 by an aggregate of $4.9 million.
The Company also announced that its Board of Directors has authorized the repurchase of up to $20.0 million of the Company's outstanding 7.5% Senior Notes due in 2019 ("Senior Notes") in open market or privately negotiated transactions. The specific timing and amounts of the repurchases, which will be funded by available cash, will be in the sole discretion of management and vary based on market conditions and other factors. This authorization has no expiration date.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 42 vessels, consisting of 16 Kamsarmax vessels and 26 Ultramax vessels. The Company also time charters-in two dry bulk vessels (consisting of one Panamax and one Kamsarmax vessel) and has contracted for six dry bulk vessels consisting of four Kamsarmax and two Ultramax), from shipyards in China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)